UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March 2017       Commission File Number: 1-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F☐                                         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                                   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

***********

IMPORTANT INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only and does not constitute or form part of an offer to sell or exchange or the solicitation of an offer to buy, exchange or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, or an exemption therefrom.

In connection with the exchange offer for all of the outstanding registered ordinary shares of Allied World Assurance Company holdings, AG (“Allied World”), Fairfax Financial Holdings Limited (“Fairfax”) has filed a registration statement on Form F-4, which includes a preliminary prospectus , and expects to file a Tender Offer statement on Schedule TO (the “Schedule TO”), and may file amendments thereto, and soon thereafter Allied World will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the exchange offer and may file amendments thereto.  The exchange offer has not yet commenced. The exchange offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Allied World, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Allied World shareholders. The exchange offer will be made by Fairfax or an affiliate of Fairfax and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF ALLIED WORLD ARE URGED TO READ ANY DOCUMENTS REGARDING THE EXCHANGE OFFER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER.

The registration statement, the Schedule TO and other related documents in relation to the exchange offer, as well as Fairfax’s other public filings with the SEC, may be obtained without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at Fairfax’s website, www.fairfax.ca.  This material is not a substitute for the registration statement, the Schedule TO and other related documents in relation to the exchange offer that will be filed with the SEC or sent to shareholders in connection with the proposed transactions.

Any proxy statement and any other relevant documents filed by Allied World with the SEC, as well as any amendments or supplements to those documents and Allied World’s other public filings with the SEC, may be obtained without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at Allied World’s website, www.awac.com.

This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Fairfax may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Fairfax and Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from Allied World’s and, if necessary, Fairfax’s shareholders in favour of the proposed transactions. Information about Allied World’s directors and executive officers and their ownership in Allied World common stock is available in the proxy statement dated March 10, 2016 for Allied World’s 2016 annual general meeting of shareholders. Information about Fairfax’s directors and executive officers and their ownership of Fairfax common stock is available in the management proxy circular dated March 11, 2016 for Fairfax’s 2016 annual general meeting of shareholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the Allied World proxy statement and the Fairfax prospectus when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: March 27, 2017	By:	/s/ Paul Rivett
	Name:	Paul Rivett
	Title:	President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Investor Presentation dated March 24, 2017